UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                             (AMENDMENT NO. 29)

                 Under the Securities Exchange Act of 1934

                      BAAN COMPANY N.V. IN LIQUIDATIE
                              (Name of Issuer)

                Common Shares, par value NLG 0.06 per share
                       (Title of Class of Securities)


                                NO 8044 10 4
                               (CUSIP Number)

                               Victoria Hull
                                Invensys Plc
                               Invensys House
                               Carlisle Place
                       London SW1P1BX United Kingdom
                              44 20 7834 3848

                                  Copy to:

                              Sanford Krieger
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                          New York, NY 10004-1980
                               (212) 859-8000

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              August 16, 2002
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.  NO 8044 10 4
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                             INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [    ]
                                                              (b)  [    ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS                                      WC/BK
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [    ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION                 England and Wales
-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    0
                                           ------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     8        SHARED VOTING POWER
EACH REPORTING PERSON WITH                          245,127,609
                                           ------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    245,127,609
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                245,127,609
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                              [    ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*  91.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON    OO    (public limited company organized
                                           under the laws of England and Wales)
-------------------------------------------------------------------------------

*        Based on 267,338,018 common shares of Baan Company N.V.
         in liquidatie outstanding.

CUSIP No.  NO 8044 10 4
-------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON                   INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
-------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [    ]
                                                              (b)  [    ]
-------------------------------------------------------------------------------
3        SEC USE ONLY
-------------------------------------------------------------------------------
4        SOURCE OF FUNDS                                      WC/BK/AF
-------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)              [    ]
-------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION                 England and Wales
-------------------------------------------------------------------------------
                                           7        SOLE VOTING POWER
                                                    0
                                           ------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY     8        SHARED VOTING POWER
EACH REPORTING PERSON WITH                          245,127,609
                                           ------------------------------------
                                           9        SOLE DISPOSITIVE POWER
                                                    0
                                           ------------------------------------
                                           10       SHARED DISPOSITIVE POWER
                                                    245,127,609
-------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                                245,127,609
-------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                              [    ]
-------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*  91.7%
-------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON    OO    (private limited company organized
                                            under the laws of England and Wales)
-------------------------------------------------------------------------------

*        Based on 267,338,018 common shares of Baan Company N.V.
         in liquidatie outstanding.

                      AMENDMENT NO. 29 TO SCHEDULE 13D

          This Amendment No. 29 to Schedule 13D supplements, amends and relates to information in the Schedule 13D originally filed on June 19, 2000, as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

          Capitalized terms used in this Amendment No. 29 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the
Schedule 13D. The Schedule 13D is supplemented and amended by this Amendment No. 29 as follows:

ITEM 4:   PURPOSE OF THE TRANSACTION.
          --------------------------

          Item 4 is hereby amended and supplemented to add the following immediately following the last sentence of the last paragraph of Item 4:

"In a joint press release dated August 21, 2002, Offeror, Parent and the Company announced that the exit offer that commenced on June 19, 2002 to purchase all outstanding shares of Baan Company N.V. in liquidatie at an offer price of Euro 2.85 per share (without interest) had expired. Approximately 25,907,716 shares were tendered in the exit offer. A copy of the joint press release is attached hereto as Exhibit U to this Schedule 13D and is incorporated herein by reference.

          Offeror may make additional purchases of Shares, from time to time, in private transactions or open market transactions, including transactions that may be effected by Offeror's brokers or agents on Offeror's behalf. Any additional purchases of Shares by Offeror would depend on market conditions and other factors."

ITEM 5:   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          Items 5(a)-(c) are hereby amended and restated as set forth below in full:

          "(a) As of August 21, 2002, the Reporting Persons beneficially owned 245,127,609 Shares of the Company which represent in the aggregate approximately 91.7% of the outstanding Shares.

          (b) Offeror has the direct power to vote and direct the disposition of Shares held by it. By virtue of Parent's ownership and control of Offeror, it may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Offeror.

          (c) Since the last amendment to this Schedule 13D, the Offeror has purchased (subject to final settlement) 1,535,648 Shares. Schedule II sets forth transactions in the Shares effected by the Reporting Persons since the last amendment. To the best of knowledge of the Reporting Persons, no person listed on Schedule I has had transactions in the Shares since the last amendment."


ITEM 7:   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Item 7 is supplemented by adding the following:

          "Exhibit U: Joint press release, dated August 21, 2002, issued by Offeror, Parent and the Company."

                                 SIGNATURES


          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 2002


                                       INVENSYS HOLDINGS LIMITED

                                       By:  /s/ J R W Clayton
                                            -----------------------------------
                                            Name:   J R W Clayton
                                            Title:  Director



                                       INVENSYS PLC

                                       By:  /s/ J R W Clayton
                                            -----------------------------------
                                            Name:   J R W Clayton
                                            Title:  Secretary

                                                                  EXHIBIT U

                               PRESS RELEASE

RESULTS OF EXIT OFFER BY  INVENSYS  HOLDINGS  LTD ON BAAN  COMPANY  N.V. IN
LIQUIDATIE


On 17 June 2002 Invensys Holdings Ltd. announced its exit offer on all outstanding shares in Baan Company NV in liquidatie at an offer price of Euro 2.85 per share. The offering period commenced on 19 June and expired, after a four weeks extension, on Friday 16 August 2002.

As per 16 August 2002, 25,907,716 shares, constituting 9.69% of the total outstanding share capital in Baan Company N.V. in liquidatie, were offered to and purchased by Invensys Holdings Ltd. under the exit offer. This brings the total number of Baan shares held by Invensys Holdings Ltd. as per 16 August 2002 at 245,127,609 shares, constituting 91.69 % of the total outstanding share capital in Baan Company N.V. in liquidatie.

The exit offer is now closed and will not be further extended.

Please contact Duncan Bonfield at Invensys Plc., London, phone +44 207 834 3529 for any further information.

Invensys Plc                                     Baan Company NV in liquidatie
Invensys Holdings Ltd.

SCHEDULE II.

                    Transactions in Shares of the Issuer


All transactions listed below are purchases by Invensys Holdings Limited and were made on the Euronext Amsterdam N.V. or through submissions to Offeror's depositary in the United States in connection with the exit offer described in Item 4. The information listed in this Schedule II is based on reports from Offeror's broker on the Euronext and the U.S. depositary and is subject to confirmation upon settlement.


                                           Approximate Price Per Share (euro)
   Date          No. of Shares Purchased       (exclusive of commissions)
   ----          -----------------------       --------------------------
   7/24/02                   4,872                         2.85
   7/25/02                 160,994                         2.85
   7/26/02                  17,635                         2.85
   7/29/02                     132                         2.85
   7/30/02                   4,436                         2.85
   7/31/02                  31,959                         2.85
   8/1/02                    5,681                         2.85
   8/2/02                       60                         2.85
   8/5/02                    1,400                         2.85
   8/6/02                      573                         2.85
   8/7/02                   11,331                         2.85
   8/9/02                   45,193                         2.85
   8/12/02                   4,603                         2.85
   8/13/02                  57,534                         2.85
   8/14/02                  81,697                         2.85
   8/15/02                  38,417                         2.85
   8/16/02               1,067,631                         2.85
   8/20/02                   1,500                         2.85